UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 21st April, 2017	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 21st April, 2017 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of Board Meeting held on 31st March, 2017.

Exhibit I

21st April, 2017

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re: Outcome of Board Meeting held on 21st April, 2017

We attach herewith the Audited Financial Results for the quarter and year ended 31st March 2017 (both standalone and consolidated), segment reporting and summarized Balance Sheet as on 31st March, 2017, duly approved by the Board of Directors at its meeting held today. The press release in this regard is also enclosed.

The Board of Directors have recommended a dividend of Rs. 11/- per equity share of Rs. 2/- each (i.e. 550%) out of the net profits for the year ended 31st March, 2017, subject to approval of the shareholders at the ensuing Annual General Meeting of the Bank.

The Board of Directors have approved the issue of Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Senior Long Term Infrastructure Bonds up to a total amount of Rs. 50,000 crore in the period of next twelve months through private placement mode, subject to the approval of the shareholders at the ensuing Annual General Meeting of the Bank and any other regulatory approvals as applicable.

Further, subject to the approval of the Reserve Bank of India and the shareholders at the ensuing Annual General Meeting of the Bank, the Board of Directors have approved the re-appointment of Mrs. Shyamala Gopinath as Part Time Non-Executive Chairperson of the Bank, for the period from 2nd January, 2018 till 19th June, 2019, i.e. on her completing 70 years of age, or till such other date as the RBI may approve.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl : a/a.

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2017

		(₹ in lacs)
	Particulars	Quarter ended 31.03.2017	Quarter ended 31.12.2016	Quarter ended 31.03.2016	Year ended 31.03.2017	Year ended 31.03.2016
		Audited (Refer note 3)	Unaudited	Audited (Refer note 3)	Audited	Audited

1	Interest Earned (a)+(b)+(c)+(d)	1811440	1760560	1599675	6930596	6022145
	a) Interest / discount on advances / bills	1350745	1317564	1194889	5205526	4482786
	b) Income on Investments	426769	404934	378960	1594434	1412003
	c) Interest on balances with Reserve Bank of India and other inter bank funds	16526	18688	4892	53202	36161
	d) Others	17400	19374	20934	77434	91195
2	Other Income	344626	314267	286586	1229649	1075172
3	Total Income (1)+(2)	2156066	2074827	1886261	8160245	7097317
4	Interest Expended	905930	929651	854341	3616674	3262993
5	Operating Expenses (i)+(ii)	522196	484251	458429	1970332	1697969
	i) Employees cost	155265	168863	149795	648366	570220
	ii) Other operating expenses	366931	315388	308634	1321966	1127749
6	Total Expenditure (4)+(5) (excluding Provisions & Contingencies)	1428126	1413902	1312770	5587006	4960962
7	Operating Profit before Provisions and Contingencies (3)-(6)	727940	660925	573491	2573239	2136355
8	Provisions (other than tax) and Contingencies	126180	71578	66245	359330	272561
9	Exceptional Items	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	601760	589347	507246	2213909	1863794
11	Tax Expense	202751	202814	169824	758943	634171
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	399009	386533	337422	1454966	1229623
13	Extraordinary items (net of tax expense)	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	399009	386533	337422	1454966	1229623
15	Paid up equity share capital (Face Value of ₹ 2/- each)	51251	51107	50564	51251	50564
16	Reserves excluding revaluation reserves				8894987	7217213
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	14.6%	15.9%	15.5%	14.6%	15.5%
	(iii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	15.6	15.2	13.3	57.2	48.8
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	15.4	15.0	13.2	56.4	48.3
	(iv) NPA Ratios
	(a) Gross NPAs	588566	523227	439283	588566	439283
	(b) Net NPAs	184399	156432	132037	184399	132037
	(c) % of Gross NPAs to Gross Advances	1.05%	1.05%	0.94%	1.05%	0.94%
	(d) % of Net NPAs to Net Advances	0.33%	0.32%	0.28%	0.33%	0.28%
	(v) Return on assets (average) - not annualized	0.48%	0.49%	0.49%	1.88%	1.92%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

		(₹ in lacs)
Particulars		Quarter ended 31.03.2017	Quarter ended 31.12.2016	Quarter ended 31.03.2016	Year ended 31.03.2017	Year ended 31.03.2016
		Audited (Refer note 3)	Unaudited	Audited (Refer note 3)	Audited	Audited
1	Segment Revenue
a)	Treasury	591301	561959	497945	2158179	1826488
b)	Retail Banking	1683063	1695107	1544098	6614750	5925234
c)	Wholesale Banking	797989	783356	702553	3133224	2716239
d)	Other Banking Operations	263975	233082	218427	904669	755442
e)	Unallocated	—	—	—	—	—
	Total	3336328	3273504	2963023	12810822	11223403
	Less: Inter Segment Revenue	1180262	1198677	1076762	4650577	4126086

	Income from Operations	2156066	2074827	1886261	8160245	7097317

2	Segment Results
a)	Treasury	29483	25348	37341	130838	148921
b)	Retail Banking	222172	230844	233682	843216	785503
c)	Wholesale Banking	272606	282106	196530	1047377	788720
d)	Other Banking Operations	109334	94328	75290	336533	283227
e)	Unallocated	(31835)	(43279)	(35597)	(144055)	(142577)

	Total Profit Before Tax	601760	589347	507246	2213909	1863794

3	Segment Assets
a)	Treasury	26453614	28656657	23533198	26453614	23533198
b)	Retail Banking	29582892	27721544	25269065	29582892	25269065
c)	Wholesale Banking	27096909	23137885	22624265	27096909	22624265
d)	Other Banking Operations	2720588	2747197	2163306	2720588	2163306
e)	Unallocated	530018	538686	489774	530018	489774

	Total	86384021	82801969	74079608	86384021	74079608

4	Segment Liabilities
a)	Treasury	7385749	6591139	7734038	7385749	7734038
b)	Retail Banking	52579290	52831431	44831340	52579290	44831340
c)	Wholesale Banking	15612990	12854932	12042552	15612990	12042552
d)	Other Banking Operations	314274	392147	247631	314274	247631
e)	Unallocated	1545480	1629851	1956270	1545480	1956270

	Total	77437783	74299500	66811831	77437783	66811831

5	Capital Employed
	(Segment Assets-Segment Liabilities)
a)	Treasury	19067865	22065518	15799160	19067865	15799160
b)	Retail Banking	(22996398)	(25109887)	(19562275)	(22996398)	(19562275)
c)	Wholesale Banking	11483919	10282953	10581713	11483919	10581713
d)	Other Banking Operations	2406314	2355050	1915675	2406314	1915675
e)	Unallocated	(1015462)	(1091165)	(1466496)	(1015462)	(1466496)

	Total	8946238	8502469	7267777	8946238	7267777

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes:

1	Statement of Assets and Liabilities as at March 31, 2017 is given below.

	(₹ in lacs)
	As at 31.03.2017	As at 31.03.2016
Particulars	Audited	Audited
CAPITAL AND LIABILITIES

Capital	51251	50564
Reserves and Surplus	8894987	7217213
Deposits	64363966	54642419
Borrowings	7402887	8496899
Other Liabilities and Provisions	5670930	3672513

Total	86384021	74079608

ASSETS

Cash and Balances with Reserve Bank of India	3789687	3005831
Balances with Banks and Money at Call and Short notice	1105523	886053
Investments	21446334	19583629
Advances	55456820	46459396
Fixed Assets	362675	334315
Other Assets	4222982	3810384

Total	86384021	74079608

2	The above results have been approved by the Board of Directors of the Bank at its meeting held on April 21, 2017. There are no qualifications in the auditor’s report for the year ended March 31, 2017. The information presented above is extracted from the audited financial statements as stated.
3	The figures of the last quarter in each of the years are the balancing figures between audited figures in respect of the full financial year and the published year to date figures upto the end of the third quarter of the respective financial year.
4	The Board of Directors at their meeting proposed a dividend of ₹ 11 per share, subject to the approval of the members at the ensuing Annual General Meeting. In terms of revised Accounting Standard (AS) 4 ‘Contingencies and Events occurring after the Balance sheet date’ as notified by the Ministry of Corporate Affairs through amendments to Companies (Accounting Standards) Amendment Rules, 2016, the Bank has not appropriated proposed dividend (including tax) aggregating ₹ 3,392.71 crore from Statement of Profit and Loss for the year ended March 31, 2017. However, the effect of the proposed dividend has been reckoned in determining capital funds in the computation of capital adequacy ratio as at March 31, 2017.
5	During the quarter and year ended March 31, 2017, the Bank allotted 7171600 and 34359200 shares respectively pursuant to the exercise of options under the approved employee stock option schemes.
6	Pursuant to RBI circular FMRD.DIRD.10/14.03.002/2015-16 dated May 19, 2016, the Bank has included its repo / reverse repo transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF) with RBI under ‘Borrowings from RBI’ / ‘Balances with RBI’, as the case may be. Hitherto, these transactions were netted from / included under ‘Investments’. Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification. The above change in classification has no impact on the profit of the Bank for the periods presented.
7	The RBI, vide its circulars dated November 21, 2016 and December 28, 2016, had given banks, in respect of certain eligible working capital accounts and loans of ₹ 1 crore or less, an additional 60/90 days for reckoning days past due for classification as NPAs. Accordingly, eligible accounts aggregating ₹ 245.21 crore which were overdue for more than 90 days as at December 31, 2016 were not classified as non-performing as at that date. Of these, accounts that remained outstanding as at March 31, 2017 are classified as NPAs. In addition, other eligible accounts which became more than 90 days overdue during the quarter ended March 31, 2017 have also been classified as non-performing as at March 31, 2017 without the Bank availing of the said dispensation. These accounts otherwise would have been classified as NPAs subsequent to March 31, 2017.
8	There was no divergence observed by RBI for the financial year 2015-16 in respect of the Bank’s asset classification and provisioning under the extant prudential norms on income recognition, asset classification and provisioning (IRACP).
9	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.

10	Other income relates to income from non-fund based banking activities including commission, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments and recoveries from accounts written off.
11	As at March 31, 2017, the total number of branches (including extension counters) and ATM network stood at 4715 branches and 12260 ATMs respectively.
12	Figures of the previous year/period have been regrouped / reclassified wherever necessary to conform to current year/period’s classification.
13	₹ 10 lac = ₹ 1 million
₹ 10 million = ₹ 1 crore

Place : Mumbai	Aditya Puri
Date : April 21, 2017	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2017

			(₹ in lacs)
	Particulars	Year ended 31-03-2017	Year ended 31-03-2016
		Audited	Audited

1	Interest Earned (a)+(b)+(c)+(d)	7327136	6316157
	a) Interest / discount on advances / bills	5598618	4773619
	b) Income on Investments	1595156	1412550
	c) Interest on balances with Reserve Bank of India and other inter bank funds	54486	37516
	d) Others	78876	92472
2	Other Income	1287763	1121165
3	TOTAL INCOME (1)+(2)	8614899	7437322
4	Interest Expended	3804158	3406957
5	Operating Expenses (i)+(ii)	2075107	1783189
	i) Employees cost	850470	630614
	ii) Other operating expenses	1224637	1152575
6	TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	5879265	5190146
7	Operating Profit before Provisions and Contingencies (3)-(6)	2735634	2247176
8	Provisions (Other than tax) and Contingencies	399081	296077
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	2336553	1951099
11	Tax Expense	807812	669366
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1528741	1281733
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) for the period (12)-(13)	1528741	1281733
15	Minority Interest	3672	1972
16	Share in profits of associates	234	372
17	Consolidated profit for the year attributable to the Group (14)-(15)+(16)	1525303	1280133
18	Paid up equity share capital (Face Value of ₹ 2/- each)	51251	50564
19	Reserves excluding revaluation reserves	9128144	7379849
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(ii) Earnings per share (₹)
	(a) Basic EPS before & after extraordinary items (net of tax expense)	60.0	50.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense)	59.2	50.2

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

(₹ in lacs)

Particulars		Year ended 31-03-2017	Year ended 31-03-2016
		Audited	Audited

1	Segment Revenue
a)	Treasury	2158179	1826488
b)	Retail Banking	6614750	5925234
c)	Wholesale Banking	3133224	2716239
d)	Other banking operations	1359323	1095446
e)	Unallocated	—	1
	Total	13265476	11563408
	Less: Inter Segment Revenue	4650577	4126086

	Income from Operations	8614899	7437322

2	Segment Results
a)	Treasury	130838	148921
b)	Retail Banking	843216	785503
c)	Wholesale Banking	1047377	788720
d)	Other banking operations	459177	370531
e)	Unallocated	(144055)	(142576)

	Total Profit Before Tax, Minority Interest & Earnings from Associates	2336553	1951099

3	Segment Assets
a)	Treasury	26453614	23533198
b)	Retail Banking	29582892	25269065
c)	Wholesale Banking	27096909	22624265
d)	Other banking operations	5570983	4304931
e)	Unallocated	530018	489774

	Total	89234416	76221233

4	Segment Liabilities
a)	Treasury	7385749	7734038
b)	Retail Banking	52579290	44831340
c)	Wholesale Banking	15612990	12042552
d)	Other banking operations	2902368	2208558
e)	Unallocated	1545480	1956270

	Total	80025877	68772758

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	19067865	15799160
b)	Retail Banking	(22996398)	(19562275)
c)	Wholesale Banking	11483919	10581713
d)	Other banking operations	2668615	2096373
e)	Unallocated	(1015462)	(1466496)

	Total	9208539	7448475

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by RBI.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Notes:

1	Consolidated Statement of Assets and Liabilities as at March 31, 2017 is given below.

		(₹ in lacs)

Particulars	As at 31-03-2017	As at 31-03-2016
	Audited	Audited
CAPITAL AND LIABILITIES
Capital	51251	50564
Reserves and Surplus	9128144	7379849
Minority Interest	29144	18062
Deposits	64313425	54587329
Borrowings	9841564	10371396
Other Liabilities and Provisions	5870888	3814033

Total	89234416	76221233

ASSETS
Cash and balances with Reserve Bank of India	3791055	3007658
Balances with Banks and Money at Call and Short notice	1140057	899230
Investments	21077711	19363385
Advances	58548099	48729042
Fixed Assets	381470	347970
Other Assets	4296024	3873948

Total	89234416	76221233

2	The above results represent the consolidated financial results for HDFC Bank Limited, its subsidiaries and associates. These results have been approved by the Board of Directors of the Bank at its meeting held on April 21, 2017. There are no qualifications in the auditor’s report for the year ended March 31, 2017. The information presented above is extracted from the audited consolidated financial statements as stated.
3	The above results are prepared in accordance with the principles set out in Accounting Standard 21- Consolidated Financial Statements and Accounting Standard 23 - Accounting for Investments in Associates in Consolidated Financial Statements as prescribed by The Institute of Chartered Accountants of India.
4	In terms of revised Accounting Standard (AS) 4 ‘Contingencies and Events occurring after the Balance sheet date’ as notified by the Ministry of Corporate Affairs through amendments to Companies (Accounting Standards) Amendment Rules, 2016, the Group has not appropriated proposed dividend (including tax) aggregating ₹ 3,408.54 crore from Statement of Profit and Loss for the year ended March 31, 2017. However, the effect of the proposed dividend has been reckoned by the Group in determining capital funds in the computation of capital adequacy ratio as at March 31, 2017.
5	Atlas Documentary Facilitators Company Private Limited and HBL Global Private Limited, associates of the Bank as at March 31, 2016, amalgamated with HDB Financial Services Limited, pursuant to the approval of the Honourable High courts of Gujarat and Bombay with effect from December 1, 2016. The appointed date of the merger as per the scheme of amalgamation was April 1, 2014. Accordingly, the consolidated financial statements include the effect of the said amalgamation.
6	Pursuant to RBI circular FMRD.DIRD.10/14.03.002/2015-16 dated May 19, 2016, the Bank has included its repo / reverse repo transactions under Liquidity Adjustment Facility (LAF) and Marginal Standing Facility (MSF) with RBI under ‘Borrowings from RBI’ / ‘Balances with RBI’, as the case may be. Hitherto, these transactions were netted from / included under ‘Investments’. Figures of the previous year have been regrouped / reclassified wherever necessary to conform to current year’s classification. The above change in classification has no impact on the profit of the Bank for the years presented.
7	RBI circular DBOD.No.BP.BC.1/21.06.201/2015-16 dated July 1, 2015 on ‘Basel III Capital Regulations’ read together with the RBI circular DBR.No.BP.BC.80/21.06.201/2014-15 dated March 31, 2015 on ‘Prudential Guidelines on Capital Adequacy and Liquidity Standards - Amendments’ requires banks to make applicable Pillar 3 disclosures including leverage ratio and liquidity coverage ratio under the Basel III Framework. These disclosures are available on the Bank’s website at the following link: http://www.hdfcbank.com/aboutus/basel_disclosures/default.htm. The disclosures have not been subjected to audit or review by the statutory auditors.
8	Figures of the previous year have been regrouped / reclassified wherever necessary to conform to current year classification.
9	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place: Mumbai	Aditya Puri
Date: April 21, 2017	Managing Director

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE

QUARTER AND YEAR ENDED MARCH 31, 2017

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended March 31, 2017 and the audited results for the full year ended March 31, 2017 at their meeting held in Mumbai on Friday, April 21, 2017.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2017

The Bank’s total income for the quarter ended March 31, 2017 was ₹ 21,560.7 crore, up from ₹ 18,862.6 crore for the quarter ended March 31, 2016. Net revenues (net interest income plus other income) increased by 21.1% to ₹ 12,501.4 crore for the quarter ended March 31, 2017 as against ₹ 10,319.2 crore for the corresponding quarter of the previous year. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2017 grew by 21.5% to ₹ 9,055.1 crore from ₹ 7,453.3 crore for the quarter ended March 31, 2016 driven by average assets growth of 19.0% and a core net interest margin for the quarter of 4.3%.

Other income (non-interest revenue) at ₹ 3,446.3 crore was 27.6% of the net revenues for the quarter ended March 31, 2017 and grew by 20.3% over ₹ 2,865.9 crore in the corresponding quarter ended March 31, 2016. The four components of other income for the quarter ended March 31, 2017 were fees & commissions of ₹ 2,523.0 crore (₹ 2,172.4 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 356.7 crore (₹ 282.8 crore for the corresponding quarter of the previous year), gain on revaluation / sale of investments of ₹ 180.4 crore (₹ 115.5 crore in the corresponding quarter of the previous year) and miscellaneous income including recoveries of ₹ 386.2 crore (₹ 295.2 crore for the corresponding quarter of the previous year).

Operating expenses for the quarter ended March 31, 2017 were ₹ 5,222.0 crore, an increase of 13.9% over ₹ 4,584.3 crore during the corresponding quarter of the previous year. The core cost-to-income ratio for the quarter was 42.4% as against 44.9% for the corresponding quarter ended March 31, 2016.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Provisions and contingencies for the quarter ended March 31, 2017 were ₹ 1,261.8 crore (consisting of specific loan loss provisions ₹ 977.9 crore, general provisions ₹ 280.3 crore, and other provisions ₹ 3.6 crore) as against ₹ 662.5 crore (consisting of specific loan loss provisions ₹ 490.3 crore, general provisions ₹ 161.1 crore and other provisions ₹ 11.1 crore) for the corresponding quarter ended March 31, 2016. The specific loan loss provisions for the quarter ended March 31, 2017 include provisions on accounts that would have turned non-performing (NPA) during the quarter ended December 31, 2016, but were classified as NPA during the quarter ended March 31, 2017, in line with the additional 60/90 day dispensation provided by the Reserve Bank of India vide its circulars dated November 21, 2016 and December 28, 2016.

After providing ₹ 2,027.5 crore for taxation, the Bank earned a net profit of ₹ 3,990.1 crore, an increase of 18.3% over the quarter ended March 31, 2016.

Profit & Loss Account: Year ended March 31, 2017

For the year ended March 31, 2017, the Bank earned total income of ₹ 81,602.5 crore. Net revenues (net interest income plus other income) for the year ended March 31, 2017 were ₹ 45,435.7 crore, up by 18.5% over ₹ 38,343.2 crore for the year ended March 31, 2016. For the year ended March 31, 2017, the net interest margin was 4.3%. Core cost to income ratio was at 44.5% for the year ended March 31, 2017, as against 45.1% for the previous year.

The Bank’s net profit for year ended March 31, 2017 was ₹ 14,549.7 crore, up 18.3%, over the year ended March 31, 2016.

Balance Sheet: As of March 31, 2017

Total balance sheet size as of March 31, 2017 was ₹ 863,840 crore as against ₹ 740,796 crore as of March 31, 2016.

Total deposits as of March 31, 2017 were ₹ 643,640 crore, an increase of 17.8% over March 31, 2016. Current account deposits grew by 30.7% over the previous year to reach ₹ 115,574 crore and savings account deposits by 30.9% over the previous year to reach ₹ 193,579 crore. Term deposits, net of maturities of about US$ 3 billion of Foreign Currency Non-Resident (FCNR) deposits during the quarter ended December 31, 2016, were at ₹ 334,487 crore, an increase of 7.9% over the previous year. CASA deposits were therefore at 48% of total deposits as on March 31, 2017.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

Advances as of March 31, 2017 were ₹ 554,568 crore, an increase of 19.4% over March 31, 2016, and 12.0% over December 31, 2016. The Bank’s domestic loan portfolio at ₹ 538,642 crore as of March 31, 2017, grew by 23.7% over March 31, 2016. Both segments of the Bank’s loan portfolio grew faster than system loan growth. As per regulatory (Basel 2) segment classification, the domestic retail loans and wholesale loans grew by 26.6% and 20.7% respectively, with the domestic loan mix between retail and wholesale at 53:47.

Capital Adequacy

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines, was at 14.6% as at March 31, 2017 (15.5% as at March 31, 2016) as against a regulatory requirement of 10.25% including Capital Conservation Buffer of 1.25%. Tier-I CAR was at 12.8% as on March 31, 2017 compared to 13.2% as at March 31, 2016. Risk-weighted Assets were at ₹ 640,030 crore ( ₹ 529,768 crore as at March 31, 2016).

DIVIDEND

The Board of Directors recommended a dividend of ₹ 11 per equity share of ₹ 2 for the year ended March 31, 2017, as against ₹ 9.50 per equity share of ₹ 2 for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

NETWORK

As of March 31, 2017, the Bank’s distribution network was at 4,715 branches and 12,260 ATMs in 2,657 cities / towns as against 4,520 branches and 12,000 ATMs in 2,587 cities / towns as of March 31, 2016. Of the branches, 52% are in semi-urban and rural areas. Number of employees were at 84,325 as of March 31, 2017.

ASSET QUALITY

Gross non-performing assets (NPAs) were at 1.05% of gross advances as on March 31, 2017, as against 1.05% as on December 31, 2016 and 0.94% as on March 31, 2016. Net non-performing assets were at 0.3% of net advances as on March 31, 2017.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

SUBSIDIARIES

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on March 31, 2017, the Bank held a 97.91% stake in HSL.

For the year ended March 31, 2017, HSL’s total income grew by 37.7% to ₹ 553.2 crore. Net profit for the year was ₹ 215.9 crore a growth of 61.9% over ₹ 133.3 crore in the previous year.

HSL added 11 branches during the year, taking the total to 273 branches across 190 cities in the country serving 1.8 million customers.

HDB Financial Services Limited (HDBFS) is a non-deposit taking non-bank finance company (‘NBFC’) offering wide range of secured and unsecured loans to individuals, small and medium enterprises, including asset finance and consumer durable loans. It operates from 1,151 branches in 815 cities across the country. As on March 31, 2017, the Bank held a 96.20% stake in HDBFS.

As on March 31, 2017, HDBFS’s balance sheet size was at 33,456.1 crore. The total loan book grew 32.3% to ₹ 32,291.8 crore as on March 31, 2017 (as against ₹ 24,409.6 crore as of March 31, 2016 ).

For the year ended March 31, 2017, HDBFS’s net interest income grew by 41.0% to ₹ 2,037.2 crore (as against ₹ 1,444.5 crore in the previous year). The net profit for the year ended March 31, 2017 was ₹ 684.2 crore compared to ₹ 534.4 crore in the previous year, a growth of 28.0%.

Gross NPAs were at 1.45% of gross advances and net NPAs were at 0.9% of net advances as on March 31, 2017. Total CAR was at 20.8% with Tier-I CAR at 15.3%.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the year ended March 31, 2017 was ₹ 15,253.0 crore, up 19.2%, over the year ended March 31, 2016. Consolidated advances grew by 20.2% from ₹ 487,290 crore as on March 31, 2016 to ₹ 585,481 crore as on March 31, 2017.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Neeraj Jha

Head, Corporate Communication

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1308 (D) / 6652 1000 (B)

Fax: 91 - 22 - 2490 3168

Mobile: +91 93236 20828

neeraj.jha@hdfcbank.com

For investor queries please contact:

Bhavin Lakhpatwala

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1083 (D) / 6652 1000 (B)

Mobile: +91 74983 51730

bhavin.lakhpatwala@hdfcbank.com